SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Tasker Products Corp.
(Name of Subject Company (issuer) and Filing Person (offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Underlying Securities)

Lanny Dacus
President and Chief Executive Officer
Tasker Products Corp.
21-00 Route 208
Fairlawn, NJ 07410
(603) 766-1973

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$4,196,727	$128.84

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that warrants to purchase an aggregate of 34,972,728 shares of common stock of Tasker Products Corp. will be exercised pursuant to this offer. The aggregate value of such warrants was calculated based on the last reported sale price of the common stock underlying the warrants as of November 19, 2007 ($0.21 per share), less the exercise price of $0.09 per share.

(2)	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

□
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

□	going-private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”), filed by Tasker Products Corp. (the “Company”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to warrants of the Company (the “Existing Warrants”) to purchase shares of its common stock, par value $0.001 per share, at an exercise price of $0.09 per share (the “Exercise Price”), which the Company originally issued between December 1, 2006 and May 1, 2007.

This Schedule TO is being filed in connection with the Company’s solicitation of consents from the holders of Existing Warrants to the amendment of the terms of the Existing Warrants and the related exercise of the Existing Warrants, as well as the Company’s solicitation of consents from the holders of its 6% Secured Convertible Promissory Notes due September 2010 (the “6% Notes”) to the registration of shares of common stock underlying certain of the Company’s securities, all upon the terms and subject to the conditions in the Consent Solicitation and Offer to Exercise and the related Election Form (which together, as they may be amended and supplemented from time to time, constitute the “Offer Documents”) attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The solicitation of consents and related exercise of Existing Warrants is herein called the “Offer.” The Offer shall commence on the filing date hereof and shall expire at midnight, Eastern Time, on December 20, 2007, unless extended or earlier terminated by the Company (such date, as so extended or earlier terminated, the “Expiration Date”).

Holders of Existing Warrants who validly tender their Existing Warrants upon the terms and conditions described in the Offer Documents at or prior to the Expiration Date, and who do not withdraw their Existing Warrants or revoke the related Consents, prior to the Expiration Date, will be issued (i) a Note in the principal amount of the aggregate Exercise Price that they deliver and (ii) New Warrants to purchase 12% of the number of shares that they could purchase with the Existing Warrants.

The Notes will be convertible into shares of Common Stock at an initial conversion price of $0.09 per share, subject to antidilution adjustment. The New Warrants will have an exercise price of $0.15 per share and will expire at 5 p.m. on the fourth anniversary of the issue date, which the Company expects will be in December 2011.

Item 1.   Summary Term Sheet.

The information set forth under “Summary of Terms” in the Consent Solicitation and Offer to Exercise dated November 21, 2007 (the “Offer to Exercise”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)  Name and Address. The issuer of the securities subject to the Offer is Tasker Products Corp., a Delaware corporation. The address of the Company’s principal executive offices is 21-00 Route 208, Fairlawn, NJ 07410. The telephone number of its principal executive offices is (603) 766-1973.

(b)  Securities. The subject class of securities is the Company’s Existing Warrants to purchase Common Stock. The Existing Warrants have an exercise price of $0.09 per share and expire on various dates ranging from November 30, 2010 to April 30, 2011. As of November 20, 2007, there were Existing Warrants to purchase 34,972,728 shares of Common Stock outstanding. The information set forth in the Offer to Exercise under the caption “Description of Existing Warrants” is incorporated herein by reference.

(c)  Trading Market and Price. The information set forth in the Offer to Exercise under the caption “Description of Existing Warrants” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a)  Name and Address. The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exercise under the captions “Information Concerning Tasker” and “Information Relating to our Officers and Directors” is incorporated herein by reference.

Item 4.   Terms of the Transaction.

(a)  Material Terms. The information set forth in the Offer to Exercise under the captions “Summary of Terms” and “Terms of the Offer” is incorporated herein by reference.

(b)  Purchases. The information in the Offer to Exercise under the caption and “Information Relating to our Officers and Directors” is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Company’s Securities. The information set forth in the Offer to Exercise under the captions “Information Relating to our Officers and Directors” and “Transactions and Agreements Concerning our Securities” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a)  Purposes. The information set forth in the Offer to Exercise under the captions “Summary of Terms” and “Terms of the Offer” is incorporated herein by reference.

(b)  Use of Securities Acquired. The information set forth in the Offer to Exercise under the captions “Summary of Terms” and “Terms of the Offer” is incorporated herein by reference.

(c)  Plans. The information set forth in the Offer to Exercise under the captions “Summary of Terms” and “Terms of the Offer” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a)  Source of Funds. Not applicable.

(b)  Conditions. The information set forth in the Offer to Exercise under the captions “Summary of Terms” and “Terms of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.   Interest in Securities of the Subject Company.

(a)  Securities Ownership. The information set forth in the Offer to Exercise under the captions “Information Relating to our Officers and Directors” and “Transactions and Agreements Concerning Our Securities” is incorporated herein by reference.

(b)  Securities Transactions. The information set forth in the Offer to Exercise under the caption “Information Relating to our Officers and Directors” is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in the Offer to Exercise under the caption “Miscellaneous - Fees and Expenses” is incorporated herein by reference.

Item 10.   Financial Statements.

(a)  Financial Information. The following information is incorporated herein by reference:

(1) the information set forth in Part II, Item 8 of the Company’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and

(2) the information set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2007. The information incorporated by reference herein is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at Tasker Products Corp., 155 Fleet Street, Portsmouth NH 03801, or by telephone at (603) 766-1973.

(b)  Pro Forma Information. Not applicable.

Item 11.   Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exercise under the caption “Miscellaneous - Legal Matters and Regulatory Approval” is incorporated herein by reference.

(b)  Other Material Information. None.

Item 12.   Exhibits.

(a)(1)(A)	Consent Solicitation and Offer to Exercise dated November 21, 2007

(a)(1)(B)	Form of Notice of Consent and Election

(a)(1)(C)	Form of Withdrawal Form

(a)(1)(D)	Instructions

(a)(1)(E)	Cover Letter to Holders of the Existing Warrants

(b)	Not applicable

(d)(1)	Form of Existing Warrant (incorporated by reference to Exhibit 10.82 to the Company's annual report on Form 10-K filed on April 2, 2007)

(d)(2)	Form of Note

(d)(3)	Form of New Warrant

(d)(4)	Form of Security Agreement

(d)(5)	Form of Collateral Agent Agreement

(d)(6)	Form of Tasker Manufacturing Corp. Guaranty Agreement

(d)(7)	Form of Tasker Products IP Holdings Corp. Guaranty Agreement

(g)	Not applicable

(h)	Not applicable

Item 13.   Information Required by Schedule 13E-3.

(a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tasker Products Corp.

By:	/s/ Stathis Kouninis
Name: Stathis Kouninis
Title: Chief Financial Officer

Date:	November 21, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Consent Solicitation and Offer to Exercise dated November 21, 2007

(a)(1)(B)	Form of Notice of Consent and Election

(a)(1)(C)	Form of Withdrawal Form

(a)(1)(D)	Instructions

(a)(1)(E)	Cover Letter to Holders of the Existing Warrants

(d)(1)	Form of Existing Warrant (incorporated by reference to Exhibit 10.82 of the Company's annual report on Form 10-K filed on April 2, 2007)

(d)(2)	Form of Note

(d)(3)	Form of New Warrant

(d)(4)	Form of Security Agreement

(d)(5)	Form of Collateral Agent Agreement

(d)(6)	Form of Tasker Manufacturing Corp. Guaranty Agreement

(d)(7)	Form of Tasker IP Holdings Corp. Guaranty Agreement